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THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct

February 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Megan Miller

Re:	PennantPark Floating Rate Capital Ltd.

Post-Effective Amendment No. 4 to Registration Statement

on Form N-2

File Number 333-215111

Ladies and Gentlemen:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to telephone calls on February 4, 2019 between John Ganley and Megan Miller, respectively, of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company, regarding Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (Registration No. 333-215111) (as amended, the “Registration Statement”) and the prospectus included therein.

For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

ACCOUNTING COMMENTS

1.	Please confirm that the amount of debt outstanding and the amount of interest expense reflected in the Fees and Expenses table is appropriate.

United States Securities and Exchange Commission February 5, 2019 Page 2

Response:

The Company hereby acknowledges the Staff’s comment and confirms the amount of debt outstanding and the amount of interest expense reflected in the Fees and Expense table was determined based upon the indebtedness of the Company as of September 30, 2018 and the interest thereon, and the Company believes that it provides a reasonable and appropriate basis for the amounts set forth in the Fees and Expenses table.

2.

On page 7 of the Annual Report on Form 10-K, under the caption Investment Advisory Fees, the definition of base management fees was revised so as to omit the term “excluding cash and cash equivalents.” Please revise or explain the basis of this revision.

Response:

The Company hereby acknowledges the Staff’s comment and notes that the reason for the omission was that the disclosure was duplicative and potentially misleading. The exclusion of “cash and cash equivalents” appeared twice in the same parenthetical that described the calculation of the base management fee. In addition to the text that was deleted, the beginning of the same parenthetical also states that the base management fee is calculated “net of U.S. Treasury Bills, temporary draws under any credit facility, cash and cash equivalents . . . .” The Company respectfully submits that the disclosure on the Registration Statement, as revised, eliminates duplication and makes the fee calculation easier to understand.

3.

Please confirm the disclosure of investments in the Schedule of Investments complies with Footnote 8 of Rule 12.12 under Regulation S-X. Specifically, each investment that is a “restricted” investment should be indicated as such in the Schedule.

Response:

The Company hereby acknowledges the Staff’s comment and, going forward, will include the disclosure required by Footnote 8 of Rule 12-12 under Regulation S-X in the Company’s financial statements.

4.	Define “Taxable Subsidiary” in the Company’s financial statements.

United States Securities and Exchange Commission February 5, 2019 Page 3

Response:

The Company respectfully submits that “Taxable Subsidiary” is defined on page 1 of the Annual Report on Form 10-K and the Registration Statement.

5.

Please confirm that the Company has performed the significant subsidiary tests required by Rule 1-02(w) of Regulation S-X. Please explain whether any of the Company’s investments exceeded the thresholds requiring separate disclosure under Rule 4.08(g) or 4.09 thereof for the periods covered and provide, if applicable, copies of such calculations supplementally.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that (i) it has performed the significant subsidiary tests required by Rule 1-02(w) of Regulation S-X and (ii) none of the Company’s investments exceeded the thresholds requiring separate disclosure under Rule 4.08(g) or 4.09 thereof as of September 30, 2018. In addition, the Company notes that PennantPark Investment Corporation, managed by the same investment adviser, failed one of the significant subsidiary tests required by Rule 1-02(w) and appropriate disclosure was included its financial statements included with its Annual Report on Form 10-K.

LEGAL COMMENTS

6.

Please include disclosure explaining what the anticipated decrease in asset coverage means for the Company. Specifically, state that a 200% asset coverage ratio means that an investment company may incur $1 of debt for each $1 of equity on its balance sheet and a 150% asset coverage ratio means that such company may incur $2 of debt for each $1 of equity on its balance sheet.

Response:

The Company acknowledges the Staff’s comment and, going forward, will include the requested disclosure in a form similar to the below.

Under the existing 200% minimum asset coverage ratio, the Company is permitted to borrow up to one dollar for investment purposes for every one dollar of investor equity and, under the 150% minimum asset coverage ratio, the Company will be permitted to borrow up to two dollars for investment purposes for every one dollar of investor equity. In other words, Section 61(a)(2) of the 1940 Act permits BDCs to potentially increase their debt-to-equity ratio from a maximum of 1-to-1 to a maximum of 2-to-1.

United States Securities and Exchange Commission February 5, 2019 Page 4

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If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC

Aviv Efrat, PennantPark Floating Rate Capital Ltd.